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ANNUAL AUDITED REPORT
FORM X-17A-5 ꓤ
PART III

SEC
Mail Processing
Section

JUN 0 1 201/

Washington

SEC FILE NUMBER
B-18248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **04/01/2016**   AND ENDING **03/31/2017**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

TimeCapital Securities Corporation

(No. and Street)

One Roosevelt Ave	**NY**	**11778**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Yvonne James 631-331-1400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BMKR LLP

(Name – if individual, state last, first, middle name)

1200 Veterans Memorial HWY Suite 350 **Hauppauge**	**NY**	**11788**
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

aub

OATH OR AFFIRMATION

I, Richard G Rohman _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TimeCapital Securities Corporation _____ , as

of March 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____


_____
Signature

_____
Title


_____
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Page

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
March 31, 2017

ASSETS

Cash and cash equivalents	$	160,763
Deposits with clearing broker		50,000
Receivables from Broker Dealers and Clearing organizations		8,996
Other Receivables		38,163
Prepaid expenses		30,916
Intangible asset,net		426
Property, equipment and leasehold improvements,net		64,773
	$	354,037

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	73,103

COMMITMENTS AND CONTINGENCY

STOCKHOLDERS' EQUITY

Common stock, no par value, 200 shares authorized, 150 shares issued and outstanding	
Additional paid-in capital	40,000
Accumulated deficit	397,487
	(156,553)
	280,934

	$	354,037

See accompanying notes to financial statements

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF OPERATIONS
For the Year Ended March 31,2017

Revenues:

Commissions	$	379,529
Agency fees		503,037
Operating expense reimbursement		649,825
Other income		7,876
Total Revenues		**1,817,062**

Expenses:

Commissions	73,517
Management fees	515,328
Clearing and execution	245,753
Employee compensation, related payroll taxes, and benefits	288,736
Auto	25,865
Rent	37,920
Telephone	11,604
Office supplies	23,909
Professional fees	69,627
Insurance	150,067
Licenses and permits	14,544
Utilities	17,914
Postage, delivery and e-mail	22,211
Dues and subscriptions	12,881
Equipment rental	12,309
Travel, meals and entertainment	18,284
Other operating expenses	35,110
Total Expenses	**1,575,579**

Loss Before Provision for Income Taxes	(35,582)
Provision for Income Taxes	1,871
Net Loss	**$ (37,453)**

See accompanying notes to financial statements

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended March 31,2017

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balances- March 31,2106	$ 40,000	$ 397,487	$ (119,100)	$ 318,387
Net Loss			$ (37,453)	$ (37,453)
Balances- March 31,2017	$ 40,000	$ 397,487	$ (156,553)	$ 280,934

See accompanying notes to financial statements

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended March 31,2017

Cash Flows From Operating Activities:	
Net loss	$ (37,453)
Adjustments to reconcile net loss to net cash	
Used in operating activities:	
Depreciation and amortization	6,686
(Increase) Decrease in assets:	
Receivables from broker dealers and clearing organizations	307
Other receivables	(38,163)
Prepaid expenses	5,165
Decrease in liabilities:	
Accounts payable and accrued expenses	(191,784)
Net Cash Used in Operating Activities	(255,242)
Cash and Cash Equivalents at Beginning of Year	416,005
Cash and Cash Equivalents at End of Year $	160,763
Supplemental Disclosure of Cash Flows Information:	
Cash Paid During the Year for:	
Income Taxes	$ 1,871

See accompanying notes to financial statements

Note 1 - Nature of Business

TimeCapital Securities Corporation, (the "Company") is a securities broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a corporation under the laws of the state of New York on November 26, 1974. The Company does not hold funds or securities for, or owes any money or securities to customers and does not maintain accounts of, or for, customers. All securities transactions are cleared through another broker (clearing broker) that settles all transactions and maintains customer accounts.

Note 2 - Summary ofSignificant Accounting Policies

<u>Revenue and Expense Recognition from Securities Transactions</u>
The Company records commission revenues and expenses on a trade-date basis. Securities transactions made by customers are recorded on a settlement date basis, which is generally three business days after the trade date.

<u>Agency Fees</u>
Agency fee income is recorded when earned and related expenses are recorded when incurred.

<u>Cash and Cash Equivalents</u>

The Company considers all cash investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist solely of money market funds.

<u>Receivables</u>

Receivables consist of commissions from transactions completed during the fiscal year that were collected subsequent to year end. Receivables are written off when they are determined to be uncollectible. As of March 31, 2017, no receivables were considered uncollectible.

<u>Property, Equipment and Leasehold Improvements</u>
Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight- line method over the estimated useful lives which range from three to thirty nine years. The costs of additions and betterments are capitalized. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred. When items of property, equipment and leasehold improvements are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

<u>Intangible Asset</u>
Intangible asset is comprised of a trademark. The trademark isbeing amortized over 15 years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2017.

Note 2 - Summary of Significant Accounting Policies

Income Taxes
Income taxes are based on taxable income or loss. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The U.S. federal and state income tax returns prior to 2014 are closed and management continually evaluates statues of limitations, audits, proposed settlements, changes in law and authoritative rulings.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, *Income Taxes*. Under that guidance, the Company accounts for the effect of any uncertain tax positions based on a "more- likely- than-not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position or positions are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. If applicable the company would recognize interest and penalties associated with uncertain tax positions as part of the income tax provision and would include accrued interest and penalties with the related tax liability. There were no payments for interest and or penalties for the year ended March 31, 2017.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>**Subsequent Events**</u>
In accordance with FASB ASC 855, *Subsequent Events*, the Company has evaluated all subsequent events through the date of issuance of the financial statements and has determined that no subsequent events have occurred that would require disclosure in the financial statements.

Note 3 - Deposits with Clearing Broker

The Company conducts business with a clearing broker on behalf of its customers pursuant to a clearance agreement with the clearing broker. Pursuant to this agreement, the Company introduces the customers to the clearing broker, and the clearing broker clears customer transactions on a fully disclosed basis. Commissions are earned by the Company as an introducing broker for the transactions of its customers.

Pursuant to this agreement, the Company's clearing broker is exposed to risk of loss on customer transactions in the event a customer fails to satisfy its obligations. The clearing broker may be required to purchase or sell securities at prevailing market prices in order to fulfill a customer's obligations. The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain from customer accounts introduced by the Company. The Company and its clearing broker monitor the settlement of customer transactions.

The Company's clearing broker is Pershing, LLC. The agreement between the Company and Pershing, LLC requires that the Company maintain a collateral deposit of $50,000.

Note 4 - Property, Equipment, and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$ 36,024
Furniture and fixtures	13,596
Leasehold improvements	93,633
Subtotal	143,253
Less: accumulated depreciation	78,480
Net Assets	$ 64,773

Note 5 - Intangible Asset

Intangible asset is summarized as follows:

Trademark	$ 1,123
Less: accumulated amortization	697
Net Intangible Asset	$ 426

Amortization expense for the year ended March 31, 2017 was approximately $75. The expected future amortization expense for the intangible asset as of March 31, 2017 will be approximately $75 in each of the next five years and approximately $52 in the year thereafter.

Note 6 - Related Party Transactions

The stockholders of TimeCapital Securities Corporation are also stockholders of TimeCapital Investor Advisory Services, Inc. (TCIA). These companies share office facilities, personnel, and operating costs. The Company has an expense allocation agreement with TCIA resulting in the reimbursement of operating expenses to the company of approximately $649,800 for the year ended March 31, 2017. As of March 31, 2017, the Company had a receivable balance of $37,366 from TCIA included in "Other receivables" on the statement of financial condition.

The Company pays a placement agent fee to its stockholders through a fee arrangement with an outside partnership. Total expense for the year ended March 31, 2017 was approximately $515,300.

Note 7 - Commitments and Contingency

Operating Leases
The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2017 was approximately$37,900. The Company also entered into a lease agreement for office equipment, expiring in September 2018.

Future minimum commitments under the aforementioned lease agreement are as follows:

Year ending March 31, 2018	$	11,604
Year ending March 31, 2019		5,801
	$	17,405

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2017, are not reasonably assured of being exercised.

Note 8- 401(k) Profit Sharing Plan

The Company sponsors a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors. Management has determined that it will contribute $10,000 to the plan for the year ended March 31, 2017, and has accrued this amount at March 31, 2017.

Note 9 - NetCapital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2017, the Company has net capital of $146,656 which is $141,656 in excess of its required minimum net capital of $5,000 (the greater of $5,000 or 6.67% of $73,103 aggregate indebtedness). The ratio of aggregate indebtedness to net capital was 0.50 to 1 as of March 31, 2017.

Note 10- Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains cash balances in certain financial institutions, which at times may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company is subject to credit risk to the extent that the financial institutions may be unable to fulfill its obligation to return the Company's cash held at the financial institution. The Company has not experienced any losses in such accounts nor does it expect to.

Note 11 – Income Taxes

The provision for income taxes is summarized as follows:

Current tax expense:

Federal	$ -
State	1,871
Total Provision for income Taxes	$ 1,871

At March 31, 2017, the Company had federal and state net operating loss carry-forwards of approximately $36,200 that can be deducted against future taxable income that expire in 2035. The amount and availability of any net operating loss carry-forwards will be subject to limitations set forth in the Internal Revenue Code.

The deferred tax asset associated with this net operating loss has been fully eliminated by a corresponding tax allowance.